1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 212 261 3333 Fax www.dechert.com william J. bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

December 13, 2024

VIA EDGAR

Tony Burak

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	MA Specialty Credit Income Fund (the “Fund”)

File No. 811-23978; 333-280620

Dear Mr. Burak:

We are writing in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on November 11, 2024, regarding the Fund’s submission of pre-effective amendment no. 2 to its registration statement on Form N-2 that was filed with the SEC on December 3, 2024 (the “Registration Statement”) and correspondence filed with the SEC on December 3, 2024 (the “Prior Correspondence”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

Each of the Staff’s comments is presented below and each comment is followed by the applicable response. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

1.	Comment: Please include the gross amount in the total annual fund expenses line item of the fee table.

Response: The disclosure has been revised accordingly.

2.	Comment: In the Schedule of Investments, on a going forward basis, with regards to restricted securities, please disclose the specific acquisition rate of each restricted security rather than providing a range of acquisition dates.

Response: The Fund understands and acknowledges this comment and undertakes to make this change in future filings.

3.	Comment: In the Schedule of Investments, for the third and fourth holdings that have footnote (g) anchored to them, it does not appear that the footnote is relevant given the stated maturity dates of those investments. Please confirm and, if applicable, please delete the footnote with respect to those two holdings.

Response: The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386.

Sincerely,

/s/ William Bielefeld
William Bielefeld

cc:	Jay Williamson, U.S. Securities and Exchange Commission

Karen Rossotto, U.S. Securities and Exchange Commission

Matthew Barsamian, Esq, Dechert LLP

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